FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a–16 OR 15d–16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of August 2011
Commission File Number: 001-33178

MELCO CROWN ENTERTAINMENT LIMITED

36th Floor, The Centrium
60 Wyndham Street
Central
Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20–F or Form 40–F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3–2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3–2(b):
82 – N/A

MELCO CROWN ENTERTAINMENT LIMITED
Form 6–K

Explanatory Note
Signature
Exhibit 99.1 - Condensed Consolidated Financial Statements and Reconciliations

Explanatory Note
This 6-K serves to provide holders of MCE Finance Limited’s US$600,000,000 10.25% Senior Notes due 2018 (the “Senior Notes”) with copies of MCE Finance Limited’s unaudited condensed financial statements, on a consolidated basis, in respect of the second fiscal quarter of the fiscal year ended 2011, pursuant to the terms of the Indenture, dated as of May 17, 2010, in connection with the offering of the Senior Notes.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MELCO CROWN ENTERTAINMENT LIMITED
By:	/s/ Geoffrey Davis
	Name:	Geoffrey Davis, CFA
	Title:	Chief Financial Officer

Date: August 26, 2011